Exhibit 99.5
Earnings Conference Call

Infosys Limited
Q2 FY’25 Earnings Conference Call

October 17, 2024

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer & Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head of Investor Relations

analystS

Gaurav Rateria

Morgan Stanley

Bryan Bergin

TD Cowen

Ashwin Mehta

Ambit Capital

Sandeep Shah

Equirus Securities

Vibhor Singhal

Nuvama Equities

Surendra Goel

Citigroup

Nitin Padmanabhan

Investec

Prashant Kothari

Pictet Asset Management

Gaurav Rateria

Morgan Stanley

Bryan Bergin

TD Cowen

Jonathan Lee

Guggenheim Securities

Vibhor Singhal

Nuvama Equities

Kumar Rakesh

BNP Paribas

Rishi Jhunjhunwala

IIFL Institutional Equities

Jamie Friedman

Susquehanna International Group

Nitin Padmanabhan

Investec

Abhishek Kumar

JM Financial

Keith

BMO Capital

Prashant Kothari

Pictet Asset Management

Manik Taneja

Axis Capital

Sandeep Shah

Equirus Securities

Girish Pai

BOB Capital Markets

Moderator

Ladies and gentlemen, good day, and welcome to Infosys Limited Q2 FY'25 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Hello, everyone, and thanks for joining Infosys earnings call for Q2 FY'25. Joining us on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Jayesh Sanghrajka; and other members of the leadership team. We will start the call with some remarks on the performance of the company, subsequent to which the call will be opened up for questions.

Please note that anything we say which refers to our outlook for the future is a forward-looking statement that must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to turn the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call. We had a strong performance in Q2 with robust and broad-based growth, stable operating margins, strong cash generation, strong large deals and increased employee headcount. Our revenue grew 3.1% quarter-on-quarter and 3.3% year-on-year in constant currency terms. Financial Services grew at 2%; Manufacturing double-digit; Energy, Utilities and Services at 5.8%, all quarter-on-quarter.

We saw growth in all geographies quarter-on-quarter basis. Our large deals were $2.4 bn. Our overall pipeline remains strong. We saw a double-digit quarter-on-quarter increase in our pipeline of deals below $50 mn.

Our operating margin for Q2 was at 21.1%. Free cash flow for the quarter was $839 mn. Employee attrition is stable at 12.9%. We will launch our employee compensation increase in two phases, effective Jan 1, 2025 and April 1, 2025.

The Financial Services segment in the U.S. continues to see discretionary spend increase in capital markets, mortgages, cards and payments. We have seen slowness in the automotive sector in Europe. Apart from these verticals, demand trends remain stable with clients continue to prioritize cost takeout over discretionary initiatives.

Our Q2 performance reflects our sustained strength and differentiation in the industry. We are deepening our work in Generative AI. We are working with clients to deploy enterprise Generative AI platforms which become the launch pad for client usage of different use cases in Generative AI.

We are building a small language model leveraging industry and Infosys datasets. This will be used to build Generative AI applications across different industries. We have launched multi-agent capabilities to support clients in deploying agent solutions using Generative AI.

Our Generative AI approach is helping clients drive growth and productivity impact across the organization. We are partnering with clients to build a strong data foundation which is critical for any of these Generative AI programs.

One example, we are working with a logistic major, using Topaz to power their operational efficiency improvement. Concurrently, we are supporting their digital transformation journey to help them deliver exceptional services for their customers.

With a strong performance in Q2 and our current outlook, we have revised our revenue growth guidance for the financial year. The new guidance is 3.75% to 4.5% growth in constant currency. Our operating margin guidance for the financial year remains the same at 20% to 22%.

With that, let me hand it over to Jayesh.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening everyone and thank you for joining the call.

We had a strong Q2 with broad-based growth and resilient margins amidst an uncertain macro environment. Let me talk about some of the key highlights.

1.	Revenues grew sequentially at 3.1% in constant currency terms, ahead of our expectations.
2.	All geos and verticals, barring Retail, grew sequentially. Europe had a strong growth and is now approximately 30% of our revenue.
3.	Inorganic contribution was 0.8% QoQ, which contributed to growth in Europe Manufacturing
4.	We had another quarter of volume growth.
5.	Financial Services in U.S. continues to see discretionary spend uptick in capital markets, mortgages and cards and payments. Both EURS and Manufacturing verticals reported double-digit year-on-year growth.
6.	Overall deal pipeline remains strong. Pipeline for deals less than $50 mn increased double digits sequentially.
7.	Operating margin during the quarter was stable at 21.1% driven by better operating metrics, despite higher variable pay and acquisition impact.
8.	Utilization continued to improve to 85.9%, up 60 basis points sequentially.
9.	We saw headcount additions after 6 quarters and added ~2,500 employees sequentially.
10.	We had second consecutive quarter of over 100% of free cash flows conversion to net profit. Free cash flow for H1 stood at $1.9 bn, 41% higher over H1 last year.

Let me delve upon the details now.

Revenue for Q2 was $4.9 bn, up 3.1% sequentially and 3.3% on a year-on-year basis in constant currency terms. This included benefit from acquisition of 0.8%.

Operating margin was stable at 21.1%. The major components of sequential margin walk are-

Tailwinds of

-	80 basis points benefit from Project Maximus
-	10 basis points from the currency movement

Offset by

-	30 basis point impact from acquisitions mainly on account of amortization of intangible assets
-	60 basis points from higher variable pay and other costs

Project Maximus remains a key focus area and successes of that is visible in improved operating metrics like utilization, realization, subcontracting costs, etc., for the quarter.

H1 revenue growth was 2.9% in constant currency terms. Operating margins were at 21.1%, 10 basis points up year-on-year basis.

Headcount at the end of the year stood at ~3,17,000, returning to a positive sequential growth after six quarters of decline with net additions of approximately 2,500 employees. Utilization, excluding training increased by 60 basis points to 85.9%. LTM attrition for Q2 was up by 20 basis points at 12.9%. We are on-track to onboard 15,000 to 20,000 freshers in FY '25.

Free cash flow conversion was approximately 108% for Q2. H1 '25 free cash flow is 41% higher than H1 '24. DSO for the quarter was 73 days versus 72 sequentially. Consolidated cash and cash equivalents stood at $4.6 bn after paying out $1.4 bn towards dividend.

The Board announced an interim dividend of INR21 per share, an increase of 16.7% as compared to last year.

Yield on cash balance was flat at 7% in Q2.

ETR was at 29.6% for Q2 and 29.5% for H1. We continue to expect ETR for FY '25 to be in the range of 29% to 30%. EPS grew by 4.7% in INR and 3.4% in dollar terms on YoY basis.

We closed 21 large deals with TCV of $2.4 bn, 41% of this was net new. Vertical-wise, we signed 7 deals in Financial Services; 3 each in Communication, Manufacturing and others; 2 in Retail and 1 each in EURS, Hi-Tech and Life Sciences. Region-wise, we signed 12 large deals in America, 5 in Europe, 3 in India and 1 in RoW.

H1 large deal wins stood at 55 deals with TCV of $6.5 bn and 51% of that is net new.

Coming to verticals,

Financial Services saw continued growth momentum in Q2 with traction in cost optimization through large outsourcing and transformation opportunities. We saw discretionary spend uptick in capital markets, mortgages and cards and payments. Deal wins during the quarter were strong, which coupled with expanding pipeline of small deals gives us visibility for future growth. We are doing a variety of Gen AI projects and are seeing them getting embedded in large programs.

Retail sector continues to be impacted by economic and political uncertainties. Cost takeout efficiency and consolidation are key priorities for clients. Consumers spend in the upcoming holiday season will be a lead indicator for future spend decisions. We are progressing well on our journey to leverage AI to deliver business value with safeguards around privacy, ethics, controls, etc., across areas such as enhanced customer and employee experiences, digital marketing etc.

Communication sector outlook is challenging with clients primarily focused on cost reduction and making that investment profitable. Discretionary spend for OEMs are expected to remain under pressure. Cost optimization, vendor consolidation are in the top priorities with clients open to innovate solutions and asking for AI to amplify productivity. Growth in FY'25 will be driven by large deal-wins.

In EURS, geopolitical conflicts and higher interest rate continues to influence spending patterns, causing clients to focus on cost optimization initiatives. We saw strong growth in verticals, especially in energy sector. In energy services, especially there is significant traction in cloud programs with many companies adopting the cloud and AI strategy. Our competencies in energy transition space, human experience and industry clouds and proactive client pitches have helped us build strong pipelines.

Growth in Manufacturing was strong, partially contributed by in-tech acquisition. Europe automotive sector has seen recent challenges while discretionary spend remains under pressure. We have seen increased benefits of vendor consolidation. We see opportunities around supply chain optimization, cloud ERP, smart factory and connected devices across various sub-verticals. We are in discussion with multiple clients for setting up AI CoEs to drive AI adoption at scale.

Most Hi-Tech clients remain cautious due to geopolitical tensions. Discretionary spend and new project starts are slow due to cash conversion focus. We are advancing multiple AI programs from POC to implementation, focusing on customer support and sales effectiveness.

Driven by our H1 performance and outlook for the rest of the year, we are revising our FY25 revenue guidance to 3.75% to 4.5% in constant currency terms. Our operating margin guidance remains at 20% to 22%.

With that, we will open the call for questions.

Moderator

Thank you very much. We will now begin with the question-and-answer session. The first question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi. Thanks for taking my question. First question is the reasons for change in guidance for revenue growth. Is it largely because 2Q came in better than your expectations, or is it because the outlook for 2H has improved versus your prior expectations because of better pipeline of the smaller deal?

Jayesh Sanghrajka

Hi, Gaurav. I think there are multiple factors that led to increase of our guidance. Of course, the H1 performance or the Q2 performance, as you said, and more importantly, the broad-based Q2 performance was one factor.

We saw continued momentum in volumes as well as the momentum in financial services. Our increase in the smaller deals pipeline which is less than $50 mn deals, as we said earlier, which has had a strong double-digit growth, I think all of these factors contributed to increase in the guidance.

Gaurav Rateria

Got it. Second question on Gen AI adoption. Have you seen Gen AI actually triggering a large transformation project and leading to multi-million dollar deal or multi-year deals? Just trying to understand that is this going to lead to a wave of a larger IT spend and increase the overall addressable market for us?

Salil Parekh

Hi Gaurav. On Generative AI, what we are seeing is, first, we built the capability set, three examples that I shared of how we are doing it with platforms, with agents and a small language model. It is also very much focused on productivity and growth as clients are looking at it.

So any of our large deals, now large deals today are not that much focused on transformation, more focused on cost and efficiency, so more of the Gen AI focus is productivity. Any of the large deals that we are looking at, there is a Generative AI component to it. Now is it driving the large deal, not in itself, but it is very much a part of that large deal.

Gaurav Rateria

All right. And last question for Jayesh. What would be the tailwinds from margin point of view in the second half, which could help us to offset the impact of the wage hike? Thank you.

Jayesh Sanghrajka

So, Gaurav, just to put together all the headwinds and tailwinds, the headwinds will come from compensation increase in Q4 that we talked about. The Q3 and Q4 will have regular seasonality in terms of furloughs, in terms of lower working day in calendar, etc. And tailwinds would be all the things that we are doing in the Project Maximus, whether pricing, whether you are talking about role ratios, subcon optimization, etc., all of those would be part of the same bucket of Project Maximus.

Moderator

Gaurav, do you have any follow-up question?

Gaurav Rateria

No. Thank you.

Moderator

Thank you very much. Next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi. Thank you. I wanted to ask, just as you think about how you built the forecast forward and the discretionary view, aside from the improvement you have cited in U.S. BFSI, have you basically held everything else muted in your discretionary view as you go through the December and the March quarters?

Jayesh Sanghrajka

Hi Bryan. As I said earlier, I think there are various factors that has led to margin expansion. Our guidance change starting from the Q2 performance, the increase in volumes that we saw across multiple sectors, including Financial Services. Our pipeline, which is strong large deal pipeline as well as the smaller deals, which are less than $50 mn deals, which have grown double digit.

So, I think all of these have been baked in. Of course, there will be seasonality in H2 as we all know about in terms of furloughs, in terms of lower working days, etc. So all of that at this point in time is baked in, in our guidance.

Bryan Bergin

Okay. Thank you. And then just a follow-up, just to make sure I understand the furloughs. how do you think about composing the furlough activity that you are embedding in the year-end? Any difference than what you saw from last year or historical levels?

Jayesh Sanghrajka

No. So we, at this point in time, have baked in the regular furloughs that we have seen over the past few years.

Bryan Bergin

Thank you.

Moderator

Thank you very much. Next question is from the line of Jonathan Lee from Guggenheim Securities. Please go ahead.

Jonathan Lee

Great. Thanks for taking my questions. Can you share further detail around what you are hearing in pricing conversations, both around new deals and any potential rescoping of deal terms, particularly given continued focus on cost optimization for clients?

Jayesh Sanghrajka

Hi Jonathan. The pricing overall, the environment has remained stable. However, within the pricing environment, we have been able to make a lot of progress in terms of getting benefits on the track that we are running under Project Maximus, which is value-based selling.

So many of those tracks have started kicking in benefits, which is visible in our numbers. If you look at our volume growth using a proxy of the headcount, you will see there will be a delta between the revenue and the volume growth which is contributed by the pricing significantly.

Jonathan Lee

Thanks for that color. And how should we think about large deal TCV momentum going forward? Are we seeing any changes to client preferences around signing of large deals perhaps maybe towards smaller deals, given some of what you called out around smaller deal strength?

Salil Parekh

Hi. The large deals, the way we are seeing it is the pipeline remains quite good for us today. There is a much more focus on the cost efficiency, automation and consolidation type of work. These are lumpy. So in some quarters, we see a little bit more, some a little bit less, but we do not see a change in that outlook for large deals. The point on the smaller deals that Jayesh shared was a little bit additive. We are seeing more activity there as well, which is different from what we have seen before.

Jonathan Lee

Thanks for that detail.

Moderator

Thank you. Next question is from the line of Vibhor Singhal from Nuvama Equities. Please go ahead.

Vibhor Singhal

Yes, hi. Thanks for taking my question. So Salil, I just wanted to pick your brains mainly on how the BFSI vertical is looking at this point of time. Post, the interest rate cut, has there been a change in conversation or let us say change in the approach of the clients towards discretionary spend that they might be picking up in upcoming quarters. How do you see that vertical play out? And then I have a follow-up.

Salil Parekh

Thanks. So on Financial Services, we saw last quarter a good improvement in discretionary spend. And we continue to see that in Q2, the discretionary spend is good. We also saw the results of some of the large U.S. banks look quite strong.

We see, still the focus is much more on the discretionary and then some cost efficiency program. We are still not seeing large transformation type of program. But given our scale and the needs that the banks have and some of our clients where we are seeing good traction, the overall feeling when we look at Financial Services, whether it is capital markets or mortgages, cards and payments, we see good traction on the discretionary side.

Vibhor Singhal

Got it. Okay. My second question was on the TCV side. TCV of this quarter appears a bit on the softer side. Would you attribute that to anything specific? Is the client conversations at this point of time on the side pushing the deals out because of the pending U.S. elections? How would you read that? And how do you see the deal flow in the coming 2 quarters of the rest of the year?

Salil Parekh

So there, we have not seen a change in the behaviour from the Q1 to the Q2 in terms of the deal timelines and so on, on large deals. These are, at least in our experience from the past over multiple quarters, they are sometimes lumpy. We see some more some quarters, some less because they are large deals. That is where we are looking. So we do not see any change in the data about it, including in the pipeline, which looks good as well.

Vibhor Singhal

But we would have liked a better deal flow, I am assuming, for the quarter. Do you see maybe Q3 or Q4 deal flow momentum picking up? Or it will again depend on how the macros play out?

Salil Parekh

It will be both. So the deal flow is decent. But sometimes because the size of these deals is quite large, sometimes they bunch up in a quarter. Sometimes they spread out a bit. So, we look at it a little bit more like over the half over the full year when we look backwards and that way we get them, because most of them are driving revenue for the next several years. So, it is not really like they convert into a quarterly movement. So, we look at it more in that sort of time horizon.

Vibhor Singhal

Got it. Okay. Just one question if I could squeeze in for Jayesh. Jayesh, what is the thinking behind pushing out the wage hikes to Q3? And I mean, in fact, Q4 and Q1 of next financial year. I mean if I understand correctly, to some part of the organization, we would actually be skipping FY '25 completely in terms of wage hike. So, is this got to do with the overall demand environment or the kind of hike that we had given last year, a breakup? Just wanted to pick your brains on that?

Jayesh Sanghrajka

So, when we look at the compensation hike, we look at various factors, including what is the demand environment, what is the market practice, when did we do the last compensation, etc. We have taken all of that into account. Our last compensation increase was in November last year. So, this is pretty much almost on an anniversary, if you look at it. So that is point number one.

Point number two, if you look at within this quarter, we have increased our variable pay as well. So that is another factor to consider as well, yes.

Vibhor Singhal

Got it. Thank you so much for answering my question and wish you all the best.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you. Next question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Hi, good evening, and thank you for taking my question. My first question was to understand how is the traction on your Gen AI work? So, you have the Topaz platform, which you have launched. You earlier had for cloud, a similar platform, Cobalt, to build an accelerator to help customers set up the new technology. So relative to how it was at that time when Cobalt initially was launched and how it was first year of traction in terms of how many customer engagements are happening, how many customers signed up for that? Relative to that, how do you see Topaz panning out?

Salil Parekh

Hi, So first, on Cobalt, the way it was launched and rolled out, we had very strong partnerships with the three big public cloud players and have today but when it was launched as well. We had a very strong private cloud offering which we also have expanded. And we had a set of offerings on SaaS providers, a range of them. So that was an ecosystem which for enterprises was already in motion. And we were already playing on that, and Cobalt brought all of it together.

In Generative AI for, the enterprise, it is a start, in terms of how it will be adopted. There are, of course, as you know, several use cases, some of them with some good traction with clients. But the method of adoption, so what we have done here in Topaz, some of the examples that I shared, we have created a Generative AI platform, which can be rolled out across a large organization.

And then the individuals in the organization start to build out their own Gen AI applications on that. We are building a small language model. We have a multi-agent framework, where the agents are doing or a set of agents are doing full solutions to certain business processes or certain functions.

So, these are different ways that Generative AI is being rolled out. It is difficult to compare, in that sense, the two. We see much deeper capability set that we have rolled out in Generative AI today than what we see anywhere else. Our clients are giving us that same view.

We are also seeing Generative AI a lot in productivity and especially in the deal flow we see today in cost takeout. And there, almost every large deal or significant deal even has some Generative AI component related to productivity. While not the whole deal is Generative AI, a part of the deal becomes Generative AI. So, it is a different way it is creating an impact from what we saw in the cloud space.

Kumar Rakesh

And any insight on the customer adoption? How many customers have signed up for that? How many transactions are happening or how many accelerators you have run on that?

Salil Parekh

So there, we have not publicly shared that for the Generative AI. What we have shared, at this approach we are taking plus that our projects today are not a POC or proof of concept. They are actual projects. While they are small in revenue, delivering impact in that space.

Kumar Rakesh

Got it. My second question was, during the press conference, you did talk about the small language model for industry-specific use cases and the data that you are working on. My understanding is that at least the bigger models that we look around are either for consumer space or for enterprise generally for more of generic use cases, not for industry-specific use cases. This could be a white space from the product perspective. How do you want to position this in the end market? Would it still be just an accelerator built on top of what the other tools are there? Or you would want to eventually look at this as a separate product as well?

Salil Parekh

So here, first, if you step back, our views on enterprise AI, Generative AI, large language models will also play a part. But in addition, we are working on a small language model. So, it is not one or the other.

The reason for the small language model, we believe we have some very good data sets within Infosys. And we are taking some, let us call it, clean data sets from outside the industry and so on. These then help train the small language model.

We are then building it for different industries. And it then becomes deployable in an industry for a specific client where they can build or we can help them build on this small language model other business applications. So the idea is, it is a new one, we feel we have some level of leadership on that. And we have launched this to see where it ends up.

Kumar Rakesh

Okay. So this will also work as an accelerator in deployment of AI applications. Is that fair?

Salil Parekh

It will also be an accelerator, it will also be a foundation on which other business Generative AI applications can be built by the client or by us for the client.

Moderator

The next question is from the line of Rishi Jhunjhunwala from IIFL Institutional Equities.

Rishi Jhunjhunwala

Thanks for the opportunity. Just one question. So, your growth in this quarter as well as last quarter has been fairly broad-based across verticals. There has been the commentary that you have given also suggests that discretionary is seeing some sort of pickup in some verticals.

But the guidance that you have provided for the second half effectively means that there is a considerable slowdown in the overall growth momentum. Now I understand there is some bit of seasonality that comes through. But given the nature of broad-based growth that you have delivered for two consecutive quarters at the midpoint of the guidance not having growth seems to be a little bit counterintuitive versus what you have commented on the demand environment. So, I just wanted to understand how you are thinking about it.

Jayesh Sanghrajka

So, if you look at what we have consistently said in the past is our H1 is going to be stronger than H2. H2 will have seasonality, which is furloughs, lower working and calendar day in Q3 and lower working and calendar day in Q4.

So, all of that is baked in, in the guidance. Our guidance philosophy has not changed. We run multiple models running up to the guidance, which define the bottom, midpoint and the top end of the guidance and then we say it as we see it, right? So, at this point in time, this is what we are seeing in terms of guidance.

Rishi Jhunjhunwala

Got it. And just very quickly, given where your utilization levels are right now, is it fair to assume that going forward, the hiring trends will largely reflect how you end up growing on revenues as well since a lot of the moderation on utilization is probably behind us?

Jayesh Sanghrajka

That is right, Rishi, again. We have always maintained that 84%, 85% is our comfort level utilization. We are already above that. So, we do not think at this point in time, there is any significant headroom left on that. So, most of our volume growth would come from the net hiring going forward.

Moderator

The next question is from the line of Jamie Friedman from Susquehanna International Group.

Jamie Friedman

Congratulations on the continued improvement. A number of the questions you are getting there about what your assumptions are about the seasonality of the year. I know you said in your previous answers that you expect the year is typically super seasonal in the first half.

In terms of what you are contemplating for the second half, if you could share maybe what your assumptions are on, say, the cost takeout narrative versus the discretionary narrative. Is that rate of change changing?

And maybe some color on the verticals because I see it is great to have the two consecutive quarters in banking, but the Retail was a little bit more volatile than expected. So, any comments on the typical super seasonality and why this year looks a little heavier? thank you

Salil Parekh

The way we have seen it is there are two parts to it from what you mentioned. One, in building the outlook, we have taken a view of what we see today. So Financial Services discretionary, we saw positive. We have not seen as of now discretionary in the other industries. We saw the continued weakness on Retail. And then we saw a little bit new weakness on that automotive in Europe.

So, all that we took it together, then we created guidance. So, we have not assumed, for example, that some new discretionary will be positive or negative in this Q3, Q4. And the other part of seasonality, what Jayesh shared earlier, one is the furloughs in our Q3, then is the calendar days situation, both in Q3 and we have an additional little bit in Q4. So that is also adding to the way we have built this outlook for the full financial year.

Jamie Friedman

Perfect. Thanks for the context. I appreciate. I will drop back in the queue.

Moderator

Thank you. Next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Yeah, hi. Thank you for the opportunity. So, you mentioned that the deal pipeline for smaller deals which is below $50 mn has sort of improved in double-digits. How has it been in terms of closures for current quarters? When the pipeline has improved, how is the closures doing in the current quarter? Have you seen that improve as well? that is the first question.

The second question is around this cost of software packages. That seems to have increased on a sequential basis. How much of that would have been in third-party versus internal? Is there a significant pass-through revenue this quarter was the question around it. So, any color around that would be helpful.

Jayesh Sanghrajka

Yes. So Nitin,

So, if you look at our large deal closures, I do not think small deals or large deal closures, we have not really seen a significant change in the decision-making process per se. As Salil said earlier, both our large deals pipeline still remains strong and our smaller deal pipelines have increased double-digit over the last quarter.

But we have not really seen a change in the decision-making behavior. By nature, these deals remain lumpy, right? So you will see quarters where you will do more, and you will see quarters where you will do lesser.

Nitin Padmanabhan

In terms of closures, there is no increase in closures in the current quarter. When the pipeline has improved, the closures on less than $50 mn had not really improved in the current quarter. Is that a fair way to understand?

Jayesh Sanghrajka

I am saying the closure in terms of the time taken to decision has not changed. So, the decision-making process has not changed per se. There is no further delay or delayed closure is what I meant, Nitin.

Nitin Padmanabhan

Yeah. What I was asking was in terms of the absolute closures in the current quarter, have they improved sequentially or year-on-year is what I was trying to understand in terms of the smaller deals.

Jayesh Sanghrajka

Yes. So look, what we are talking about is Q3 pipeline, which has increased. So, we will have to see how the conversion of that increases. But if the pipeline increases, and the win rates remain the same the closure will definitely increase. Right now, we have not really given color on that Nitin. But then what we are talking about is the pipeline, we see a significant increase at this point in time.

Nitin Padmanabhan

Got it.

Jayesh Sanghrajka

Coming to the second question on third party, Nitin, see, third party remains integral part of many of our large deals and especially the mega deals. When you take over a large project from a client where you are taking over people, technology, the whole solution, you will have third-party costs that you will incur, which could be hardware, software, licenses, etc., which will become cost to you and become part of the revenue for the client, right, and this is both of that, that third party, we take it from the third-party vendors and whatever cost that we incur as well. So, it is all of that. We do not really break up that cost further.

Nitin Padmanabhan

Sure that is helpful. Thank you so much. And all the best.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you. Next question is from the line of Abhishek Kumar from JM Financial. Please go ahead.

Abhishek Kumar

Yeah. So I just wanted to double click on the nature of smaller deals. You had mentioned in the prepared remarks that discretionary spend is restricted to certain sub-segments of Financial Services. So, in that context, are these smaller deals mostly in those subsectors or these deals are also non-discretionary, essentially, smaller POs that the client is releasing against a large lump-sum contract? That is my first question.

Jayesh Sanghrajka

Yes. So Abhishek, these are deals across various verticals and various types of deals. We do not really give further comment on that. Considering the fact that it was a significant movement in the overall deal pipeline, we did call it out. But we are not really breaking it up into how much of that is discretionary, etc.

Abhishek Kumar

All right. So okay. Second question is on wage hike. Could you quantify the impact that we should bake in from wage hikes in 4Q and in 1Q of next year?

Jayesh Sanghrajka

So again, Abhishek, we have not really broken that out. What we have said is we will do that in a phased manner as we have done in the earlier years as well. Part of the employees will get it on effective 1st January and the balance will get it effective 1st April.

Abhishek Kumar

Okay. Fair enough. Thank you and all the best.

Moderator

Thank you. Next question is from the line of Keith from BMO Capital. Please go ahead.

Keith

Hi. Thank you very much. I want to ask two questions, if I could? The first is for the annual guidance, what is the embedded expectations for the inorganic contributions for the year?

Jayesh Sanghrajka

So Keith, in the last quarter, when we changed our guidance, we had baked in the entire impact of the acquisitions in that. So just to clarify, this guidance range does not have any incremental change from the acquisition. This quarter, we got a benefit of 80 basis points from acquisition, which is pretty much 2.5 months of the consolidation effect of the acquisition. I mean it would be in similar range for Q3 and Q4.

Keith

Okay. Perfect. And my second question is, it is interesting what you said about discretionary spend coming back in the smaller deals contributing to TCV growth. I just wanted to get your perspective on why you think there was a change in this category. And the reason I ask is, as you said, these deals, all deals can be lumpy. And so I am trying to understand what do you think the durability is of the pipeline increasing in the small category? Do you think it is sustainable at this point or durable as we look out over the next number of quarters? And that is it for me. Thank you.

Salil Parekh

Hi Keith. So first, I think just to make sure I understood the question. So there is a discretionary view and the small deals or deals smaller than $50 mn view. And they are let us say, somewhat distinct. There is an overlap, but they are two separate type of activities we have referenced in our comments.

On the deals smaller than $50 mn as Jayesh shared, we saw good increase and thought so it is relevant in that point to share because that gives a different type of a look into the market from what we see today. We do not know if it is durable. Now we will get a sense over the next few quarters how it looks or the closing timeline of the deal and like does it stay or does it disappear. But just now, it is more to show like there was one of the changes which we felt would be something of interest to share like that.

Keith

Okay. But that is the category that I was interested in is the smaller deals. But no comments on whether you think it is durable or not, whether it stays in place. Okay. But was there any commonality in the type of deals in there? I know you said it was across the industry verticals. I heard that, but any commonality in the type of deals within that smaller category?

Salil Parekh

Nothing that we have sort of things that we would share more color on. We had some in terms of the areas and so on or which skills or which technologies, but we are not sharing that at this stage.

Keith

Okay. All right. That is it for me. Many thanks.

Moderator

Thank you. Next question is from the line of Prashant Kothari from Pictet Asset Management. Please go ahead.

Prashant Kothari

Hi. Thanks for the opportunity. My question is around this side, like on the new deal wins. This was a bit of a soft quarter, but that is okay. I am more kind of concerned about the input on that which is when I look at the sales and support employees they have kind of gone down by 9% YoY. Can you just explain what is happening? Is it more on sales or on support side and whether it has been such a large reduction because I think that you still need to keep engagement with your customers high so that as and when the discretionary demand picks up then you can actually start winning projects also? So how do you kind of think about that, but is obviously the short-term kind of margin management which might have been the right time to do the reduction on the employee side?

Jayesh Sanghrajka

So Prashant, I think it is just a factor of some attrition, etc. We have a large pipeline of employees who are going to be joining us on the sales as well. So I do not think there is anything to do with margin program here. We will continue investing into sales and as required in the business.

Prashant Kothari

So, this is more of a temporary blip, is it like the number of sales people will actually increase in the coming quarters?

Jayesh Sanghrajka

Yes. And our sales cost has remained, in terms of the dollar value of the cost, it remained in the range of 4.5% over the many years. I think this is just a small blip.

Prashant Kothari

Okay. All right. Thank you very much.

Moderator

Thank you. Next question is from the line of Manik Taneja from Axis Capital. Please go ahead.

Manik Taneja

Thank you for the opportunity. Question was with regards to the segmental margin performance. If you could help us understand the factors that have driven the sharp decline in margins in verticals like energy utilities, as well as other segments and the improvement that we have seen on the manufacturing side?

Jayesh Sanghrajka

Hi. There will be multiple factors that will play out across segments in terms of utilization, in terms of on-site mix, in terms of the kind of business mix, etc., the deals that will ramp up intra-quarter. So,there will be multiple factors that will play out. We do not see a significant change, if we look at it on a trend basis for a few quarters. But on a short-term quarter basis, you will see some of these factors playing out in terms of margins.

Manik Taneja

Sure. And the last one was with regards to wage hikes. While you suggested that they will be effective across two periods starting January 1. Could we get some sense on the quantum of wage hikes, the likely impact in Q4 and how is that split up across the workforce between January and April?

Jayesh Sanghrajka

Yes. So we have not really spelled out the quantum of the wage hike at this point in time. All we have said is it is going to be in 2 phases. Obviously, the junior employees will get it in January, and the rest will get it in April. The majority of the employees should get it in January.

Manik Taneja

Thank you and all the best for the future.

Moderator

Thank you. Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Thanks for the opportunity, and congrats on a good execution. Most of my questions have been answered. Just wanted to understand, how to read this double-digit increase in a smaller deal below $50 mn. Is it first broad-based across verticals? And can if it continues as a trend, can it be a precursor of a better demand in the calendar year 2025? Why I am asking this is one of the reasons for Infosys' better performance in FY'22 and FY'23 has been a lot many conversion of deals which were below $50 mn in terms of faster conversion to revenue.

Jayesh Sanghrajka

So Sandeep, the purpose of sharing this, as I said earlier, is we do share what we see. This was one of the interesting, one of the important things we thought is important for the investors to understand that we are seeing a change in the smaller deal pipelines, which directly indirectly in some way represents the discretionary spend, etc. So that is point number one.

The point number two, of course, if the win rate remains the same and we are able to convert that would reflect in terms of revenue in the near term. At this point in time, it is just one data point, very difficult to say whether it is going to become a trend, become sustainable, etc. So I think we should, at this point in time, read it as one data point.

Sandeep Shah

Okay. And is it broad-based across verticals and markets?

Jayesh Sanghrajka

Yes, it is.

Sandeep Shah

Thanks and all the best.

Moderator

Thank you. Next question is from the line of Girish Pai from BOB Capital Markets. Please go ahead.

Girish Pai

Thanks for the opportunity, My first question is regarding mega deals. Across the industry, even when I look at the peers, you have not seen any mega deals being signed. So are there similar number of mega deals in the pipeline compared to 2023? Or have the mega deal number kind of come down? That is my first question.

Salil Parekh

So on mega deals, we do not share specific data on what is in the pipeline and not. We only talk about the overall large deal approach.

Girish Pai

Okay. My second question, TCV to revenue conversion, has that changed versus what it was in the previous quarter or 6 months back? That is question number two. Question number three is you talked about value-based pricing being one of the key levers in Project Maximus. Can you just give us some examples as to how this is being practiced right now?

Jayesh Sanghrajka

Yes. So Girish, coming to your first question on conversion, we have not really seen any significant change in terms of signing or in terms of conversion at this point in time. We continue to gain market share consistently when we looked at it on a Q-on-Q basis. Coming to Project Maximus and the value-based selling, I think there are multiple tracks within that right from the new age pricing that tracks on getting the change request wherever we are eligible for getting the right rates, etc. There are multiple of those tracks within that. We have not really shared data beyond this for obvious reasons. But as you could see, the track has contributed significantly in terms of the realization and price realization.

Girish Pai

Thank you very much.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as the last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

Thank you, everyone. So first, I want to share in summary, we had a strong quarter on revenue growth, margins, cash collections, large deals. So, we feel good about that. That resulted in an increase in our revenue growth guidance for the full year, which also gives us good confidence as we look into the future.

Clearly, Financial Services showing continued strength in discretionary spend, other segments remaining about the same with a comment on automotive in Europe becoming a bit slower. We have deep, deep capabilities in Generative AI, and these are things where we are building platforms, agent solutions, small language models that we believe will be a huge impact with our clients. And we continue to see a strong focus on execution across our business, and that remains key for us as we go ahead. So, we remain optimistic as to how the year will play out.

Thank you everyone, for joining in and we look forward to catching up in the next quarterly discussion.

Moderator

Thank you very much members of the Management. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference call. Thank you all for joining us, and you may now disconnect your lines. Thank you.